SCHEDULE “B”

NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTCQB

37 Capital enters into shares for debt settlement agreements

VANCOUVER, BRITISH COLUMBIA. January 15, 2021. 37 Capital Inc. (the “Company” or “37 Capital”). The Company has entered into debt settlement agreements with certain creditors (the “Company’s Creditors”) whereby the Company’s Creditors have agreed to accept common shares in the capital of the Company as full and final settlement of amounts owing to the Company’s Creditors. Pursuant to the debt settlement agreements, the Company may issue to the Company’s Creditors up to 23,328,810 common shares in the capital of the Company at a deemed price of $0.05 per share. All securities that may be issued in connection with the debt settlement agreements shall include a hold period in accordance with applicable securities laws.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jake H. Kalpakian

Jake H. Kalpakian,

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

This news release contains forward-looking information that involve various risks and uncertainties regarding future events. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information.